[QLIKTECH LOGO]                                 [RETALIX LOGO]

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940

              Retalix Integrates QlikView to Provide Retailers and
                Distributors with World-Class Business Analytics

Lund, Sweden, and Ra'anana, Israel - January 2, 2006 - Retalix(R) Ltd.
(NASDAQ: RTLX), a leading provider of integrated enterprise-wide software solutions for food retailers and distributors, and QlikTech today jointly announced their formation of an OEM partnership. Retalix will power its Retalix InSync Analyzer(TM) Business Intelligence application with QlikTech's
QlikView engine.

The combination of Retalix's expertise in retailing and distribution with the innovative analytics technology from QlikTech creates a world class analytics applications suite for retailers and distributors, improving their ability to gather, store, analyze, and access important data for making better business decisions.

Retalix InSync is a state-of-the-art, web-based portfolio of synchronized software applications, especially designed and developed to meet the requirements of retailers and distributors in the grocery and foodservice industries. These applications automate essential retailing, distribution, and supply chain operations, which enable users to increase operating efficiencies, while improving customer acquisition, retention, and profitability.

QlikTech's flagship product, QlikView, is a complete software suite for business analysis. It is quick-to-deploy, easy-to-learn, and easy-to-use. QlikView utilizes a single architecture that covers all types of analysis and reporting needs for all organizations. QlikView's patented technology never restricts the end user in the pursuit of knowledge hidden in operational system data. QlikView easily scales to meet the needs of any organization. QlikView is revolutionary and introduces new rules in business analysis.

"We chose QlikView as Retalix InSync Analyzer's analytic engine to leverage QlikView's tremendous flexibility and ease of implementation and use to satisfy our customers' Business Intelligence needs. This collaboration brings us one step closer to realizing fully our vision of Synchronized Retail and Distribution, which employs a highly flexible and customizable architecture, so that customers can capture the full benefits of their investments in modernizing IT systems," says Gil Roth, Vice President, Analytics and Optimization Solutions, at Retalix Ltd.

"With this deal we are taking yet another step in our Strategic OEM Program to embed our QlikView platform in best of breed products and companies. QlikTech looks forward to working closely with Retalix, given its in-depth industry knowledge and excellent market reputation," says Peter Sherman, Vice President Business Development at QlikTech International AB. "This partnership is a testament to QlikTech's success in working closely with software vendors globally to open up new channels for the QlikView analytics platform."

QlikTech and Retalix are both confident that Retalix customers will soon see the benefits of this new relationship in the form of a powerful analytics tool to run and optimize their business.

About QlikTech

QlikTech is dedicated to simplifying analysis for everyone. QlikTech's game-changing QlikView application is dramatically easier to deploy and use, inspiring fervent user adoption by business professionals who require it to run their organizations. QlikTech's patented technology allows instant, in memory, manipulation of massive datasets on low-cost hardware, allowing affordable widespread deployment of highly sophisticated analytic applications in days. QlikView's click-driven, visually interactive interface allows users to discover unanticipated insights hidden in operational systems with virtually no end user training. QlikView has over 126,500 users at 2,486 customers in 58 countries. In addition to hundreds of small and midsized companies, QlikTech's customers include large corporations such as AstraZeneca, Pfizer, Top Flite, 3M, Stanley and The Campbell Soup Company. QlikTech is privately held and venture backed by Accel Partners, Jerusalem Venture Partners, and Industrifonden. Founded in Sweden, QlikTech has subsidiaries in the United States, United Kingdom, Germany, and Scandinavia, and over 100 partners across the world.
For more information on QlikView, please call +1-888-828-9768 or visit www.qliktech.com.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain management operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retailx on the web: www.retalix.com

Retalix and Retalix InSync Analyzer are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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